VIA SEDAR

To the Securities Regulatory Authorities:

RE:                  Eldorado Gold Corporation (the “Company”)

                       Report of Voting Results pursuant to Section 11.3 of

                       National Instrument 51-102 Continuous Disclosure Obligations (“NI-51-102”)

Following the Annual and Special Shareholders Meeting of the Company held on June 21, 2018 (the “Meeting”), and in accordance with Section 11.3 of NI51-102, we hereby notify you of the following results obtained at the Meeting:

	Item Voted Upon	Voting Result
1	Election of Directors	The nominees proposed by management were elected by a majority of shareholders that voted by ballot.
	George Albino George Burns Teresa Conway Pamela Gibson Geoffrey Handley Michael Price Steven Reid John Webster	Votes by Ballot For 384,455,488 (95.88%) 392,317,796 (97.84%) 393,515,817 (98.14%) 391,299,330 (97.59%) 378,471,064 (94.39%) 386,575,580 (96.41%) 383,770,480 (95.71%) 385,047,154 (96.03%)	Withheld 16,506,137 (4.12%) 8,643,829 (2.16%) 7,445,807 (1.86%) 9,662,295 (2.41%) 22,490,561 (5.61%) 14,386,045 (3.59%) 17,191,145 (4.29%) 15,914,471 (3.97%)
2	Appointment of KPMG LLP as the Company’s auditors	KPMG LLP were appointed as the Company’s auditors by a majority of shareholders that voted by ballot. Votes by Ballot
		For 497,457,885 (98.65%)	Withheld 6,832,779 (1.35%)
3	To authorize the directors to fix the remuneration of the auditors	The directors were authorized to determine their remuneration by a majority of shareholders that voted by ballot. Votes by Ballot
		For 491,776,139 (97.52%)	Against 12,503,169 (2.48%)

4	Advisory Vote on Executive Compensation	The ordinary resolution to support the adoption of the Company’s approach to executive compensation on an advisory basis was approved by a majority of shareholders that voted by ballot.

Votes by Ballot
		For 363,835,606 (90.74%)	Against 37,126,018 (9.26%)

5	Approve Amendment to Eldorado's Restated Articles of Incorporation in Connection with a Share Consolidation	The special resolution to support amending the Company’s articles in support of a share consolidation was approved by a majority of shareholders that voted by ballot. Votes by Ballot
		For 450,527,646 (89.34%)	Against 53,741,083 (10.66%)

6	Approve Eldorado's Amended and Restated Stock Option Plan	The ordinary resolution to support the adoption of the Company’s approach to amending the Stock Option plan was approved by a majority of shareholders that voted by ballot. Votes by Ballot
		For 363,774,111 (90.73%)	Against 37,176,160 (9.27%)

Yours truly,

ELDORADO GOLD CORPORATION

“Karen Aram”

Karen Aram

Corporate Secretary